UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-31328

PACIFIC RIM MINING CORP

(Exact name of Issuer as specified in its charter, and name of
Exchange where security is listed and/or registered

Suite #1050 - 625 Howe Street
Vancouver, B.C. V6C 2T6 Canada

(Address, including zip code, and telephone number, including area code, of Issuers’ principal executive officer

Common Stock

Description of class of securities

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from

☒	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐  Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)
☒  Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, NYSE Amex Equities, (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on behalf by the undersigned duly authorized person.

August 30, 2010	/s/ Barbara Henderson	Vice President Investor Relations
Date	Name	Title

(1)  Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable.  See General Instructions.